November 14, 2014	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Folake Ayoola

Re:	NexPoint Multifamily Realty Trust, Inc.

Registration Statement on Form S-11

Dear Ms. Ayoola:

On behalf of NexPoint Multifamily Realty Trust, Inc. (formerly known as Highland Capital Realty Trust, Inc.), a Maryland corporation (the “Company”), please find transmitted herewith for public filing the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2014 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed, in part, in response to comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated January 22, 2014. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Company’s prospectus (the “Prospectus”) as included in the Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows.

General

1.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Phone: 404.233.7000  |  www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta    —    Beijing    —    Raleigh-Durham    —    Savannah    —    Taipei    —    Washington, DC

MORRIS, MANNING & MARTIN, LLP

Foyake Ayoola

Securities and Exchange Commission

November 14, 2014

Response: The Company hereby undertakes to provide the Staff with all promotional material and sales literature, including material that will be used only by broker-dealers as required by Item19.B of Industry Guide 5 when such materials are available.

2.	Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company hereby undertakes to supplementally provide the Staff with copies of any graphics, maps, photographs and related captions or other artwork, including logos, that it intends to use in the Prospectus. The Company further undertakes to submit these and any additional examples of such materials, if any, to the Staff for review prior to using them in any preliminary Prospectus. The Company does not currently intend to use any graphics, maps, photographs or other artwork in the Prospectus, but does intend to use a company logo, which it will submit supplementally to the Staff, when available.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and the relevant no-action letters, to its share repurchase program in determining that the plan is consistent with relief granted by the Division of Corporation Finance in prior no-action letters. To the extent the Company has questions as to whether the program is consistent with the relief previously granted by the Division of Corporation Finance, the Company understands that the Company should contact the Division’s Office of Mergers and Acquisitions.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with

MORRIS, MANNING & MARTIN, LLP

Foyake Ayoola

Securities and Exchange Commission

November 14, 2014

the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase program in determining that the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. To the extent the Company has questions as to whether the program is consistent with the class exemption, the Company understands that it should contact the Division of Trading and Markets.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company hereby undertakes to submit to the Staff copies of all written communications, as defined in Rule 405 of the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company hereby undertakes to submit to the Staff any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. The Company does not intend to utilize any written communications as described above in connection with its offering, nor does it expect that any research reports about the Company will be published or distributed.

6.	Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than the $10.00 per share or $9.50 per share price, as applicable, listed in this offering.

Response: The Company hereby confirms that, in the event that it changes the offering price during the offering period, it will file a post-effective amendment to the registration statement to reflect any change in the offering price that is more than 20% higher or lower than the $10.00 per share for Class A or $9.35 per share for Class T in the primary offering disclosed in the Prospectus.

MORRIS, MANNING & MARTIN, LLP

Foyake Ayoola

Securities and Exchange Commission

November 14, 2014

7.	Please revise your disclosure to provide the information required by Industry Guide 5 or advise why it does not apply to this offering.

Response: The Company has revised the Prospectus to provide the information required by Industry Guide 5, including prior performance information required by Item 8 of Industry Guide 5.

Prospectus Cover Page, page i

8.	Please remove disclosure that is not required to be on the prospectus cover page. As currently drafted, the prospectus cover page is lengthy.

Response: The Company has revised the cover page of the Prospectus in response to the Staff’s comment so that it does not exceed one page in length as required by Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

9.	We note your disclosure on page 85 with respect to your borrowing policies. Please revise this section to provide your targeted leverage.

Response: The Company has included disclosure on page [2] under the caption “Prospectus Summary – What are your investment objectives” and pages [73-74] under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” of the Prospectus to indicate the Company’s targeted leverage.

How do you plan to achieve your investment objectives?, page 1

10.	Please revise to define the terms Class A, Class B, and triple-net leases the first time the terms are used.

Response: The Company has included disclosure of what constitutes Class A and Class B properties under the heading, “What are your investment objectives?” on page 2 of the Prospectus. The Company no longer intends to invest in triple-net leases and has revised the Prospectus to remove all references to triple-net leases.

What is the ownership structure of the Highland entities that perform services for you?, page 6

11.	Please revise the chart to include the percentage ownership, as applicable.

MORRIS, MANNING & MARTIN, LLP

Foyake Ayoola

Securities and Exchange Commission

November 14, 2014

Response: The Company has revised the organizational chart on page 10 of the Prospectus, to include percentage ownership of the entities shown in the chart.

Risk Factors, page 25

12.	Please revise to include, if true, a risk factor that relates to the difficulty in terminating your advisor, even for poor performance. Make conforming changes in the summary section.

Response: The Company believes that it would not be difficult to terminate its advisor since, as disclosed on page 88 of the Prospectus, the advisory agreement may be terminated by either party “without cause or penalty upon 60 days’ written notice.”

Our advisor faces conflicts of interest relating to incentive fee structure…, page 40

13.	We note your disclosure on page 13 where you indicate that you will pay your advisors and its affiliates annual subordinated performance fees, based on the amount of distributions. Please revise this risk factor to include the risk that such performance fee may encourage distribution payouts in excess of operating cash flow.

Response: The Company no longer intends to pay its advisor and affiliates annual subordinated performance fees and has removed all references to such fees from the Prospectus.

Estimated Use of Proceeds, page 54

14.	Please fill in the blanks associated with the reimbursement to shareholders. Revise the disclosure here and on the prospectus cover page based on your estimate of the number of quarters applicable instead of using the full amount. As you refer to it as reimbursements to shareholders yet include it in this table and on your cover page, please clarify if the proceeds are paid directly to the shareholders or to the registrant.

Response: The Company no longer intends to reimburse its stockholders for the 3% dealer manager fee. The Company has removed all references related to payment of this subsidy from the Prospectus.

15.	Please revise to explain your basis for the amounts presented for Acquisition Expenses in the table and provide us with your calculation of the amounts.

Response: The Company has revised the disclosure regarding Acquisition Expenses in the “Estimated Use of Proceeds” and “Management Compensation” sections in the Prospectus. As

MORRIS, MANNING & MARTIN, LLP

Foyake Ayoola

Securities and Exchange Commission

November 14, 2014

disclosed in the Prospectus, the following are included as acquisition expenses: legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finders’ fees, title insurance expenses, survey expenses, property inspection expenses and other miscellaneous expenses related to the selection, evaluation and acquisition of assets on the Company’s behalf. In making its estimates, the Company assumed average expenses of 0.75% of the estimated amount invested in assets. The estimated amount to be invested in properties differs from the percentage of gross proceeds as a result of the payment of selling commissions, dealer manager fees and organization and offering expenses. The calculations of the amount of Acquisition Expenses as disclosed in the “Estimated Use of Proceeds” section of the Prospectus are as follows (amounts in thousands):

	Min. Primary Offering		Max. Primary Offering		Max. Primary Offering & DRIP
	Amount	% of Proceeds	Amount	% of Proceeds	Amount	% of Proceeds
Acquisition Expenses	$65.8	0.7%	$6,581.6	0.7%	$7,314.1	0.7%

Management Compensation, page 64

16.	Please revise to include the estimated amount for the acquisition and financing fees or advise. Such amount should take into account your anticipated leverage.

Response: The Company no longer intends to pay acquisition fees or financing fees and has removed all references to such fees from the Prospectus.

17.	Regarding the annual subordinated performance fee, please explain to us your qualification that the fee is only payable upon sale, other disposition, or refinancing of your assets.

Response: The Company no longer intends to pay an annual subordinated performance fee and has removed all references to such fee from the Prospectus.

Conflicts of Interest, page 74

18.	Please revise your disclosure to specifically identify those affiliated programs and entities that directly compete with you. If other funds managed by your advisor target the same investments, please revise to disclose the size of these funds and procedures whereby investment opportunities are allocated among funds.

Response: The Company advises the Staff that Freedom REIT, LLC, a private REIT controlled by NexPoint Credit Strategies Fund, a registered closed-end investment company whose shares

MORRIS, MANNING & MARTIN, LLP

Foyake Ayoola

Securities and Exchange Commission

November 14, 2014

trade on the New York Stock Exchange, is in the process of being spun-off to stockholders of NexPoint Credit Strategies Fund. Following the completion of the spin-off, Freedom REIT, LLC will be renamed NexPoint Residential Trust, Inc. (“NXRT”) and its shares are expected to trade on the New York Stock Exchange. The targeted investments of NXRT and the Company are substantially similar. The Company further advises the Staff that it has included in the Prospectus a description of its policies regarding conflicts of interest and of the advisor’s allocation policy on page 85 of the Prospectus under the heading “Certain Conflict Resolution Procedures – Allocation Policy.”

19.	Where appropriate, please revise your disclosure to discuss all other commitments of senior management.

Response: The Company directs the Staff to page 82 of the Prospectus under the caption “Conflicts of Interest – Our Sponsor and its Affiliates” where it has included disclosure related to all other material commitments of senior management.

Valuation Policies, page 101

20.	Please tell us how frequently you intend to file pricing supplements once you are priced at NAV. Also, tell us if you will file a pricing supplement where there is a significant change in daily NAV that is less than 20%.

Response: To the extent the Company determines its net asset value (“NAV”) during the offering period, it will adjust the offering price of Class A and Class T shares accordingly. The Company will determine NAV each quarter commencing during the first full quarter after the Company’s board of directors determines or regulatory requirements require that the Company make such valuation. The Company intends to disclose the NAV after the close of business on the day such NAV determination is made, intends to file a pricing supplement with the SEC that will set forth the calculation of NAV for such quarter, and intends to post the pricing supplement on the Company’s website at www.[            ].com. After the close of business on the day of each such quarterly financial filing, the Company intends to also post the per share NAV for that quarter on its website at www.[    ] .com. In addition to the quarterly pricing supplements, the Company intends to provide additional pricing supplements if there is a change in the NAV by more than 5% from the NAV disclosed in the last filed Prospectus or pricing supplement.

21.	Please tell us whether you will post on your website and/or make available on a toll-free, automated telephone line, your NAV per share as soon as reasonably practicable after the end of each business day, after the NAV pricing date.

Response: The Company respectfully directs the Staff to its response to Comment No. 20 above, which notes that after the close of business on the day of each quarterly financial filing, the Company will post the per share NAV for that quarter on the Company’s website.

MORRIS, MANNING & MARTIN, LLP

Foyake Ayoola

Securities and Exchange Commission

November 14, 2014

Item 33. Recent Sales of Unregistered Securities, page II-1

22.	We note your disclosure on page 30 that you had issued eleven shares of common stock to your sponsor for $100. Please revise this section or advise.

Response: The Company has revised the disclosure under this section to clarify that the shares of common stock sold to an affiliate in connection with the formation of the Company were sold in reliance on the exemption from registration found in Section 4(2) of the Securities Act. The $100 investment from the Company’s sponsor was merely to form the corporation. In addition, the Company subsequently issued shares to its advisor in reliance on the exemption from registration found in Section 4(2) of the Securities Act of 1933. Item 33 of the Registration Statement has been revised to disclose all such issuances.

Item 36. Financial Statements and Exhibits, page II-3

23.	If you are not in a position to file your legal and tax opinions with the next filing, please provide draft copies for our review.

Response: Attached hereto please find a draft form of legal opinion as Exhibit A and a draft form of tax opinion as Exhibit B.

*        *        *         *        *

If you have any questions, please feel free to contact the undersigned by telephone at (404) 504-7691 or email at hdl@mmmlaw.com.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

Enclosures

cc:	Brian Mitts

Owen Pinkerton, Esq.

Michael P. Williams, Esq.

EXHIBIT A

[See Attached]

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

            , 2014

Nexpoint Multifamily Realty Trust, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Re:	Registration Statement on Form S-11 (File No. 333- )

Ladies and Gentlemen:

We have served as Maryland counsel to Nexpoint Multifamily Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of $1,100,000,000 in shares (the “Shares”) of common stock, $0.01 par value per share, of the Company, consisting of Class A Common Stock (“Class A Shares”) and Class T Common Stock (“Class T Shares”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). $1,000,000,000 in Shares (the “Primary Offering Shares”) are issuable in the Company’s primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and $100,000,000 in Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the Plan attached thereto as Appendix A and the form of Subscription Agreement attached thereto as Appendix B) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

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3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.

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6. Upon the issuance of any of the Shares, the total number of Class A Shares issued and outstanding will not exceed the total number of Class A Shares that the Company is then authorized to issue under the Charter and the total number of Class T Shares issued and outstanding will not exceed the total number of Class T Shares that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

EXHIBIT B

[See Attached]

[Letterhead of Morris, Manning & Martin, LLP]

November [    ], 2014

NexPoint Multifamily Realty Trust, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Re: Tax Opinion for REIT Status and Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as counsel to NexPoint Multifamily Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with the filing of the registration statement on Form S-11, Registration No. [333-            ], as such registration statement may be amended from time to time (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”), relating to the proposed offering of up to $1,100,000,000 of shares of common stock, $0.01 par value per share (the “Shares”), of the Company.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Department of the Treasury (including proposed and temporary regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history, all as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which could adversely affect our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (the “IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents: (1) the Registration Statement; (2) the Company’s Articles of Amendment and Restatement, as filed as an exhibit to the Registration Statement; (3) the Company’s Amended and Restated Bylaws, as filed as an exhibit to the Registration Statement; (4) the Agreement of Limited Partnership of NexPoint Multifamily Operating Partnership, L.P. (the “Operating Partnership”); and (5) such other documents as may have been presented to us by the Company from time to time. In addition, we have relied upon the factual representations contained in the Company’s officer’s certificate, dated as of the date thereof, executed by a duly appointed officer of the Company (the “Officer’s Certificate”), setting forth certain representations and covenants relating to the organization and proposed operation of the Company, the Operating Partnership, and their respective subsidiaries (collectively, the Officer’s Certificate and the documents described in the immediately preceding sentence are referred to herein as the “Relevant Documents”).

We have assumed, with your consent, that (i) all of the factual representations, covenants and statements set forth in the Relevant Documents are true, correct and complete, (ii) any representation or statement made in the Officer’s Certificate as being made “to the knowledge of” or “in the belief of” any person or similarly qualified is true, correct and complete without such qualification, (iii) all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms, and (iv) the Company, the Operating Partnership, and their respective subsidiaries (if any) each will be operated in the manner described in the Relevant Documents

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and all terms and provisions of such agreements and documents will be complied with by all parties thereto. Further, we have assumed and relied on your representations that the information presented in the Relevant Documents accurately and completely describes all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or the Relevant Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Relevant Documents may affect our opinions and may render such opinions inapplicable.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Based upon and subject to the foregoing, we are of the opinion that:

(i) commencing with the Company’s taxable year ending December 31, 2015, or the first year in which the Company commences material operations, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and the Company’s proposed method of operations will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

(ii) the discussion in the Registration Statement under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Shares.

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Registration Statement under the heading “Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. We will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

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We consent to the use of our name under the captions “Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,

MORRIS, MANNING & MARTIN, LLP

By:
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